Exhibit 99.1

Aphria Inc. Receives EU GMP Certification for Subsidiary ARA-Avanti Rx Analytics

Certification allows the Company to begin to supply medical cannabis across the European Union

First shipment expected to occur in fourth quarter

LEAMINGTON, ON, Jan. 21, 2020 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that it has received its European Union Good Manufacturing Practices ("EU GMP") certification in respect of medicinal products for human use and investigational medicinal products for human use, from the Malta Medicines Authority ("MMA") at the Company's subsidiary, ARA - Avanti Rx Analytics.

Aphria selected the MMA to perform the EU GMP audit as the criteria and certification thresholds established by the MMA are among the most stringent and demanding in the EU. The certification will allow the Company to ship bulk and finished dried flower, as well as bulk and finished cannabis oil for medicinal use in permitted jurisdictions throughout the European Union.

"We believe that this is a game changer for Aphria Inc. and will significantly advance our leadership in permissible medical cannabis markets across Europe, where demand for product is strong," said Irwin D. Simon, Chief Executive Officer. "With 2.4 million square feet of licensed production capacity of up to 255,000 kilograms, state-of-the-art greenhouses and labs, and our global infrastructure, we believe Aphria is well positioned to lead in the Canadian and international markets."

Aphria's German operations have been preparing for the importation of EU-GMP certified cannabis from Canada, allowing for shipments to the Company's German subsidiary CC Pharma GmbH ("CC Pharma") in order to leverage CC Pharma's expansive in-country distribution network. The Company anticipates that its first shipments of medical cannabis to CC Pharma will occur in its fourth quarter of its fiscal 2020.

We Have A Good Thing Growing

About Aphria Inc.
Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "will", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to the expected impact of the EU GMP certification on the Company's business and expectations related to the Company's market position. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria Inc. to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive and should carefully review the various risks and uncertainties identified in the Company's filings on SEDAR and EDGAR. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

View original content to download multimedia:http://www.prnewswire.com/news-releases/aphria-inc-receives-eu-gmp-certification-for-subsidiary-ara-avanti-rx-analytics-300990203.html

SOURCE Aphria Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2020/21/c0805.html

%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 06:51e 21-JAN-20